SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND THIRTY-SECOND

ORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Usina Governador Bento Munhoz da Rocha Netto - GBM (Foz do Areia). 2. DATE: November 4, 2022 - 10:00 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chair; and VICTÓRIA BARALDI MENDES BATISTA - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The Board of Directors:

I.	analyzed the preliminary version of the Interim Financial Statements for the 3rd Quarter of 2022 (consolidated);
II.	interacted with the external auditor, Deloitte Touche Tohmatsu Auditores Independentes Ltda., on the progress of the works referring to the Interim Financial Statements for the 3rd quarter of 2022;
III.	analyzed the preliminary Budget Proposal for 2023, which will be subject to resolution at the next meeting;
IV.	analyzed the Strategic Map proposal for the 2023 Strategic Planning, gave recommendations, and recorded that the matter will be analyzed once again to be resolved at the next meeting;
V.	analyzed the preview of the Corporate Risk Portfolio aligned with the 2023-2027 Strategic Planning, and recorded that the matter will be analyzed once again to be resolved at the next meeting;
VI.	unanimously approved, after hearing the Sustainable Development Committee, the strategies, indicators, and goals related to the Carbon Neutrality Plan;
VII.	unanimously approved, after hearing the Sustainable Development Committee, the ESG goals and indicators;
VIII.	unanimously approved, after hearing the Investment and Innovation Committee, the studies and other actions related to the divestment opportunity at the Thermoelectric Plant UEG Araucária S.A. (UEGA); and
IX.	unanimously approved, after hearing the Investment and Innovation Committee, the Innovation and Innovation Investment Thesis, the Corporate Venture Capital (CVC) model, and the commitment to contribute R$150,000,000.00 (one hundred and fifty million reais) to Fundo de Investimento em Participações Proprietário e Exclusivo.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and VICTÓRIA BARALDI MENDES BATISTA - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 232nd Ordinary Board of Directors’ Meeting drawn up in Company’s Book No. 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 10, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.